

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Devdatt Kurdikar
President and Chief Executive Officer
Embecta Corp.
1 Becton Drive
Franklin Lakes, NJ 07417

      Re: Embecta Corp.
          Registration Statement on Form 10-12B
          Filed December 21, 2021
          File No. 001-41186

Dear Mr. Kurdikar:

      We have reviewed your filing and have the following comment.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Registration Statement on Form 10-12B

Exhibit 99.1 -- Information Statement
Cautionary Note Regarding Forward-Looking Statements, page 42

1.   Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact

Jason Drory at 202-551-8342 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Lam, Esq.